May 17, 2013

VIA EDGAR

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-3628

Re:	Request for Effectiveness for Registration Statement on Form S-1 of Portola

Pharmaceuticals, Inc. (File No. 333-187901)

Dear Mr. Riedler:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Portola Pharmaceuticals, Inc. (the “Registrant”) hereby respectfully requests acceleration of the effectiveness of the above-referenced registration statement (the “Registration Statement”) so that it will be declared effective at 4:00 p.m. on Tuesday, May 21, 2013, or as soon as possible thereafter.

The Registrant hereby authorizes Kenneth L. Guernsey and Sally A. Kay, both of whom are attorneys with our legal counsel, Cooley LLP, to orally modify or withdraw this request for acceleration.

On behalf of the Registrant, the undersigned acknowledges that the disclosure in the Registration Statement is the responsibility of the Registrant:

1.	Should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing of the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PORTOLA PHARMACEUTICALS, INC.

By:	/s/ Mardi C. Dier
Mardi C. Dier
Senior Vice President and Chief Financial Officer